ASX Market Announcement

Results of Extraordinary General Meeting

Melbourne, Australia, 20 March 2024: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, "Company", "GTG"), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, provides the results of the Extraordinary General Meeting held today.

The sole resolution put to members was carried with 97.66% of the vote in favour of the resolution. The passing of the resolution provides the Company with additional capacity to raise capital. Voting was conducted by poll, called by the Chairman, pursuant to the Notice of Meeting.

Chairman, Peter Rubinstein, commented: "Over 75% of our shareholders voted in favour of the resolution, representing a resounding endorsement of support from our loyal shareholders to continue on this important journey to get the geneType platform in the hands of the masses, with a key focus in the USA. Genomics is no longer just about rare diseases and family history, it is about you and me".

A summary of the voting results is set out on the following page.

Authorised for release by the Company Secretary.

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Enquiries

Investor Relations
Adrian Mulcahy
Automic Markets
M: +61 438 630 411
E: Adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com.

Genetic Technologies Limited
Extraordinary General Meeting
Wednesday, 20 March 2024

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Approval of capacity to undertake a capital raising	Ordinary	11,125,320 12.90%	2,037,172 2.36%	73,115,590 84.74%	156,482	85,048,634 97.66%	2,037,172 2.34%	156,482	Carried

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.